EXHIBIT 99.1

STEWART INFORMATION SERVICES CORPORATION

DETAILS OF INVESTMENTS

MARCH 31, 2005 AND DECEMBER 31, 2004

	MAR 31	DEC 31
	2005	2004
	($000 omitted)
Investments, at market, partially restricted:
Short-term investments	194,135	181,195
Municipal bonds	194,465	196,884
Corporate bonds	149,062	151,344
Foreign	76,698	69,978
U.S. Treasury and agency obligations	28,413	28,905
Equity securities	23,299	23,201
Mortgage-backed securities	291	295

TOTAL INVESTMENTS	666,363	651,802

NOTE: The total appears as the sum of three amounts on the condensed consolidated balance sheets presented on page 2: (1) short-term investments, (2) investments — statutory reserve funds and (3) investments — other.